UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FREYR Battery
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

L4135L 100
(CUSIP Number)

Daniel Barcelo
PO Box 500, 71 Fort Street Grand Cayman KY1-1106 Cayman Islands
+1 345 949 4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2022
(Date of Event which Requires Filing of this Statement)

With Copy to:

Danny Tricot, Esq.

Denis Klimentchenko, Esq.

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street

London E14 5DS

United Kingdom

+44 20 7519 7000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. L4135L 100	Schedule 13D/A	Page 2 of 9 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Alussa Energy Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,151,357(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,151,357(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,151,357(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 9.0% of ordinary shares*
14	TYPE OF REPORTING PERSON OO

*	Based on 123,818,021 ordinary shares (the “Ordinary Shares”) of FREYR Battery (the “Issuer”), consisting of (i) 116,853,504 Ordinary Shares outstanding as of May 4, 2022 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2022, and (ii) 6,964,517 Ordinary Shares issuable upon the exercise of the warrants (the “Warrants”) beneficially owned by Alussa Energy Sponsor LLC (the “Sponsor”).

(1)	The aggregate number of Ordinary Shares of the Issuer, that may be deemed beneficially owned by the Sponsor, is comprised of the following: (i) 4,186,840 Ordinary Shares, and (ii) 6,964,517 Ordinary Shares issuable upon the exercise of Warrants.

CUSIP No. L4135L 100	Schedule 13D/A	Page 3 of 9 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Daniel Barcelo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 985,310(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 985,310(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 985,310(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 0.8% of ordinary shares*
14	TYPE OF REPORTING PERSON IN

*	Based on 117,078,503 Ordinary Shares of the Issuer consisting of (i) 116,853,504 Ordinary Shares outstanding as of May 4, 2022 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2022, and (ii) 224,999 Ordinary Shares issuable upon the exercise of the Warrants beneficially owned by Daniel Barcelo.

(1)	The aggregate number of Ordinary Shares of the Issuer, that may be deemed beneficially owned by Daniel Barcelo is comprised of the following: (i) 760,311 Ordinary Shares, and (ii) 224,999 Ordinary Shares issuable upon the exercise of Warrants.

CUSIP No. L4135L 100	Schedule 13D/A	Page 4 of 9 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) William Richard Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,898,317(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,898,317(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,898,317(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 9.6% of ordinary shares*
14	TYPE OF REPORTING PERSON IN

*

Based on 124,293,021 Ordinary Shares of the Issuer consisting of (i) 116,853,504 Ordinary Shares outstanding as of May 4, 2022 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2022, (ii) 6,964,517 Ordinary Shares issuable upon the exercise of the Warrants that Mr. Anderson may be deemed to beneficially own by virtue of being the managing member of the Sponsor, and (iii) 475,000 Ordinary Shares issuable upon the exercise of the Warrants directly held by Mr. Anderson.

(1)

The aggregate number of Ordinary Shares of the Issuer, that may be deemed beneficially owned by William Richard Anderson is comprised of the following: (i) 4,186,840 Ordinary Shares held by the Sponsor, (ii) 6,964,517 Ordinary Shares issuable upon the exercise of Warrants held by the Sponsor, (iii) 271,960 Ordinary Shares directly held by Mr. Anderson, and (iv) 475,000 Ordinary Shares issuable upon the exercise of Warrants directly held by Mr. Anderson.

CUSIP No. L4135L 100	Schedule 13D/A	Page 5 of 9 Pages

This Amendment No. 1 (this “Amendment No. 1”) supplements and amends the Schedule 13D filed on July 19, 2021 (collectively, the “Schedule 13D”), by certain of the Reporting Persons (as defined below), relating to the ordinary shares (the “Shares”) of FREYR Battery, a corporation in the form of a public limited liability company (société anonyme) incorporated under the laws of Luxembourg, with registered office at 412F, route d’Esch, L-2086 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés) under number B 251199 (the “Issuer”), and represents an initial filing of Schedule 13D by William Richard Anderson. This Amendment No. 1 reflects, among other things, that William Richard Anderson replaced Daniel Barcelo as the managing member of the Sponsor (as defined below). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety with the following:

This Schedule 13D is being filed jointly by the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Alussa Energy Sponsor LLC, a Delaware limited liability company (the “Sponsor”);

(ii)	Daniel Barcelo, a citizen of the United States of America; and

(iii)	William Richard Anderson, a citizen of the United States of America.

The Sponsor has its registered office at 251 Little Falls Drive, Wilmington, Delaware 19808. The principal business of the Sponsor is to function as the sponsor of Alussa Energy Acquisition Corp., a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Alussa”). Current information concerning the identity and background of the directors and officers of the Sponsor is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Daniel Barcelo is a citizen of the United States of America. His business address is c/o Alussa Energy Acquisition Corp., PO Box 500, 71 Fort Street, Grand Cayman KY1-1106, Cayman Islands. Mr. Barcelo, the former Chief Executive Officer and President of Alussa prior to the consummation of the Business Combination (as defined herein), has voluntarily retired as the managing member of the Sponsor and will no longer be a Reporting Person after the filing of this Amendment No. 1.

William Richard Anderson is a citizen of the United States of America. His business address is P.O. Box 2779, Trinity, Texas 75862. Mr. Anderson has been approved as the successor managing member of the Sponsor effective as of July 27, 2022. Additional information about Mr. Anderson is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No. L4135L 100	Schedule 13D/A	Page 6 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The information set forth on Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

Pursuant to the second amended and restated limited liability company operating agreement of the Sponsor, dated as of March 23, 2021 (the “LLC Agreement”), the Sponsor has decided through an action by written consent of its members and has entered into certain share and warrant transfer agreements and has distributed 3,000,660 Ordinary Shares and 3,285,484 Warrants to certain individuals who are members of the Sponsor (the “Distributions”). Daniel Barcelo has voluntarily retired as managing member of the Sponsor effective one business day after completion of the Distributions and W. Richard Anderson has been approved as a successor. As part of the Distributions, Daniel Barcelo received 760,311 Ordinary Shares and 224,999 Warrants, and William Richard Anderson received 271,960 Ordinary Shares and 475,000 Warrants.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a), (b)

Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference.

Beneficial ownership of the Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Transaction Agreements described in this Schedule 13D.

The Reporting Persons disclaim beneficial ownership of the securities reported herein, and neither the filing of this Schedule 13D nor any of its content shall be construed as an admission of such beneficial ownership. Membership in any group is also hereby expressly disclaimed.

As of the date hereof, the Sponsor may be deemed to be the beneficial owner of, and to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 11,151,357 Shares of the Issuer, representing approximately 9.0% of the issued and outstanding Shares of the Issuer.

As of the date hereof, Mr. Anderson may be deemed to be the beneficial owner of, and to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 11,898,317 Shares of the Issuer (including the 11,151,317 Shares held by the Sponsor), representing approximately 9.6% of the issued and outstanding Shares of the Issuer. Mr. Anderson disclaims beneficial ownership of the Shares held by the Sponsor, except to the extent of his pecuniary interest therein.

As of the date hereof, Mr. Barcelo may be deemed to be the beneficial owner of, and to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 985,310 Shares of the Issuer, representing approximately 0.8% of the issued and outstanding Shares of the Issuer.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Annex A beneficially owns any shares in the Issuer.

CUSIP No. L4135L 100	Schedule 13D/A	Page 7 of 9 Pages

(c)

Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by the Reporting Persons or any person named in Annex A.

(d)

Neither the Reporting Persons and, to the best knowledge of the Reporting Persons, no person other than the applicable investors of the Issuer described in this Schedule 13D, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)

As described above in this Schedule 13D, as of July 26 2022, Mr. Barcelo ceased to beneficially own more than 5% of the Ordinary Shares outstanding.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.	Description
Exhibit 99.7	Joint Filing Agreement, dated July 29, 2022, by and between the Reporting Persons

CUSIP No. L4135L 100	Schedule 13D/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Statement is true, complete and correct.

Date: July 29, 2022	ALUSSA ENERGY SPONSOR LLC

	By:	/s/ William Richard Anderson
	Name:	William Richard Anderson
	Title:	Managing Member

Date: July 29, 2022	WILLIAM RICHARD ANDERSON

	By:	/s/ William Richard Anderson
	Name:	William Richard Anderson

Date: July 29, 2022	DANIEL BARCELO

	By:	/s/ Daniel Barcelo
	Name:	Daniel Barcelo

CUSIP No. L4135L 100	Schedule 13D/A	Page 9 of 9 Pages

ANNEX A

Alussa Energy Sponsor LLC

The Sponsor is a Delaware limited liability company with its registered office at 251 Little Falls Drive, Wilmington, Delaware 19808.

During the past five years, the Sponsor has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the Sponsor from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of the Sponsor and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with the Sponsor	Citizenship	Principal Occupation / Business Address(es)
William Richard Anderson Managing Member	United States of America	Managing Member of Alussa Energy Sponsor LLC, 251 Little Falls Drive, Wilmington, Delaware 19808

Chief Executive Officer of SOMA Oil & Gas Exploration Limited, 21 Arlington Street, St. James’s, London, United Kingdom, SW1A 1RD

Chief Executive Officer of Old Sycamore Management Limited, 21 Arlington Street, St. James’s, London, United Kingdom, SW1A 1RD

Chief Executive Officer of SOMA Oil & Gas Holdings Limited, 21 Arlington Street, St. James’s, London, United Kingdom, SW1A 1RD